PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

March 28, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Dear Sir or Madam:

We are submitting this letter on behalf of Universal Systems, Inc. (“UVSS” or “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter on March 22, 2023, relating to the Company’s Registration Statement filed on August 18, 2022 and amended on September 12, 2022,  November 30, 2022, January 30, 2023 February 23, 2023, March 13, 2023 with the file number 024-11969.

The changes made were on Exhibit 12.1 on page 223.:

Current version:

Based on the foregoing and subject to the qualifications, assumptions and other statements set forth herein, we are of the opinion that the Shares will be duly authorized, validly issued, fully paid and nonassessable.

Amended version:

Based on the foregoing and subject to the qualifications, assumptions and other statements set forth herein, we are of the opinion that the Units being sold pursuant to the offering statement are duly authorized, and will, when issued in the manner and for the consideration described in the offering statement, be validly issued, fully paid and nonassessable.

Sincerely,

Stephen Mills, Esq.